TeraWulf Inc.

9 Federal Street

Easton, Maryland 21601

November 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TeraWulf Inc. Registration Statement on Form S-3 (File No. 333-268563)

Ladies and Gentlemen:

Please accept this letter as an amendment to the Registration Statement on Form S-3 (File No. 333-268563) filed with the Securities and Exchange Commission on November 25, 2022 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.”

The registrant requests that the Staff contact David S. Huntington, Esq. at (212) 373-3124 or dhuntington@paulweiss.com with any questions or comments.

TERAWULF INC.

/s/ Stefanie Fleischmann
Stefanie Fleischmann
General Counsel